SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                  ARQULE, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269E107
          ------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Rho Management Partners, L.P.
                              124 Dune Road
                              Quoque, New York  11959

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              - with copies to -

                          Stephen Rosenberg, Esq.
                 Tannenbaum Helpern Syracuse & Hirschtritt LLP
                            900 Third Avenue - 13th Floor
                           New York, New York 10022
                                 (212) 508-6700

                               January 14, 2000
                        (Date of event which requires
                            filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1-(b)

          |X|  Rule 13d-1-(c)

          |_|  Rule 13d-1-(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                 Page 1 of 11 Pages

CUSIP No. 04269E107

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

         Rho Management Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Delaware

Number of Shares    5.  Sole Voting Power         636,987 Shares

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power    636,987 Shares
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  636,987 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9
                                                 4.96% of Common Stock

12.      Type of Reporting Person (See Instructions)  PN


                                                 Page 2 of 11 Pages

CUSIP No. 04269E107

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

         Rho Management Trust I

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  New York

Number of Shares    5.  Sole Voting Power         344,487 Shares

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power    344,487 Shares
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  344,487 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9
                                                 2.68% of Common Stock

12.      Type of Reporting Person (See Instructions)  OO


                                                 Page 3 of 11 Pages

CUSIP No. 04269E107

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

         Rho Management Trust III

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  New York

Number of Shares    5.  Sole Voting Power         253,184 Shares

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power    253,184 Shares
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  253,184 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9
                                                 1.97% of Common Stock

12.      Type of Reporting Person (See Instructions)  OO


                                                 Page 4 of 11 Pages

CUSIP No. 04269E107

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

         Joshua Ruch

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Republic of South Africa

Number of Shares    5.  Sole Voting Power          32,500 Shares

  Beneficially
  Owned by          6.  Shared Voting Power        636,987 Shares
  Each
  Reporting         7.  Sole Dispositive Power     32,500 Shares
  Person
  With              8.  Shared Dispositive Power   636,987 Shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                   669,487 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9
                                                 5.22% of Common Stock

12.      Type of Reporting Person (See Instructions)  IN


                                                 Page 5 of 11 Pages

CUSIP No. 04269E107

1.       Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

         Hamburger Stiftung Zur Foerderung Von Wissenschaft Und Kultur

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         a.       |_|

         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Germany

Number of Shares    5.  Sole Voting Power         39,316 Shares

  Beneficially
  Owned by          6.  Shared Voting Power           0
  Each
  Reporting         7.  Sole Dispositive Power    39,316 Shares
  Person
  With              8.  Shared Dispositive Power     0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  39,316 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row 9
                                                 0.31% of Common Stock

12.      Type of Reporting Person (See Instructions)  OO


                                                 Page 6 of 11 Pages

CUSIP No. 04269E107

Item 1(a)         Name of Issuer:

Arqule, Inc.

Item 1(b)         Address of Issuer:

Arqule, Inc.
200 Boston Avenue, Suite 500
Medford, MA  02155

Item 2            Identity of Persons Filing:

          (a) This Schedule is being filed by Rho Management Partners L.P. ("Rho"), a Delaware limited partnership, Rho Management Trust I, a New York grantor trust ("Trust I"), Rho Management Trust III, a New York grantor trust ("Trust III"), Joshua Ruch and Hamburger Stiftung Zur Foerderung Von Wissenschaft Und Kultur ("HS"). Rho is investment advisor to Trust I, Trust III and HS. Joshua Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation, which is sole general partner of Rho, and is Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation, to which certain advisory duties concerning the shares are delegated by Rho.

          (b)-(c) Rho is a Delaware limited partnership, with its address at 124 Dune Road, Quogue, New York 11959. Each Trust I and Trust III is a New York grantor trust, with its address at Rho Management Company, Inc., 152 W. 57th Street, New York, New York 10019, and the trustee of Trust I and Trust III is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Mr. Ruch is a citizen of the Republic of South Africa, with his address at Rho Management Company, Inc., 152 W. 57th Street, New York, New York 10019. HS is a charitable foundation organized in Germany with its address at c/o MERA Grundstucksges.mbH Grosse Bleichen 8, D-20354 Hamburg.

          (d)    Common Stock, $0.01 Value

          (e)    CUSIP Number: 04269E107


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                                                 Page 7 of 11 Pages

CUSIP No. 04269E107

a.       |_|      Broker or dealer registered under Section 15 of the Act,
b.       |_|      Bank as defined in Section 3(a)(6) of the Act,
c.       |_|      Insurance Company as defined in Section 3(a)(19) of the Act,
d.       |_|      Investment Company registered under Section 8 of the
                  Investment Company Act,
e.       |_|      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       |_|      Employee Benefit Plan, or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F),
g.       |_|      Parent Holding Company or Control Person, in accordance with
                  Rule 13d-1(b)(ii)(G); (Note:  see Item 7)
h.       |_|      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       |_|      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940;
j.       |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4   Ownership:

          As the holder of sole voting and investment authority over the shares owned by its advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 636,987 shares representing approximately 4.96% of the outstanding shares of the Issuer (based upon 12,838,465 shares outstanding as of November 5, 1999, as reported on the latest 10-Q/A of the Issuer) consisting of: 344,487 shares held by Trust I (2.68%), 253,184 shares held by Trust III (1.97%) and 39,316 shares (.31%) shares registered in the name of HS. Rho disclaims any economic interest or beneficial ownership of shares covered by this Statement.

          As the controlling person of Rho, Mr. Ruch may also be deemed the beneficial owner of such shares. Additionally, he may be deemed to be the beneficial owner of 32,500 shares held individually. Thus, Mr. Ruch may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 669,487 shares of the Issuer (5.22% of the outstanding shares). Mr. Ruch disclaims any economic interest or beneficial ownership of shares held by Rho.



                                                 Page 8 of 11 Pages

CUSIP No. 04269E107


Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                                 Page 9 of 11 Pages

CUSIP No. 04269E107


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 24, 2000
---------------------------------------------------------------------------
Date

RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its General Partner


/s/ Joshua Ruch
---------------------------------------------------------------------------
    By: Joshua Ruch
    Title: President

RHO MANAGEMENT TRUST I
By: RHO MANAGEMENT COMPANY, INC., its Investment Advisor


/s/ Joshua Ruch
---------------------------------------------------------------------------
    By: Joshua Ruch
    Title: President

RHO MANAGEMENT TRUST III
By: RHO MANAGEMENT COMPANY, INC., its Investment Advisor
/s/ Joshua Ruch
---------------------------------------------------------------------------
    By: Joshua Ruch
    Title: President


                                        Page 10 of 11 Pages

HAMBURGER STIFTUNG ZUR FOERDERUNG VON WISSENSCHAFT UND KULTUR
By: RHO MANAGEMENT COMPANY, INC., its Investment Advisor


/s/ Joshua Ruch
---------------------------------------------------------------------------
    By: Joshua Ruch
    Title: President




                                                 Page 11 of 11 Pages